INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	364,057
Accounts receivable		72,700
Prepaid Taxes		2,032
Furniture and equipment, net		33,460
Total Assets	$	472,249

Liabilities and Members' Equity

Credit card payable	$	28,892
Accrued expenses		55,237
Pension Plan payable		17,400
Total Liabilities		101,529
Members' Equity		370,720
Total Liabilities and Members' Equity	$	472,249